December 19, 2008

[State Street logo]

Nomura Partners Funds, Inc.

(formerly, The Japan Fund, Inc.)

c/o State Street Bank and Trust Company

Two Avenue de Lafayette

LCC 0695

Boston, MA 02111

Attention: William L. Givens, Chief Executive Officer

RE:	Second Amendment to Loan Agreement

Ladies and Gentlemen:

Pursuant to a loan agreement dated December 21, 2007 (as amended, the “Loan Agreement”), State Street Bank and Trust Company (the “Bank”) has made available to The Japan Fund, Inc., a Maryland corporation (the “Company”), acting on behalf of its series The Japan Fund, (the “Fund” and the Company, acting on behalf of the Fund, the “Borrower”), a $5,000,000.00 committed unsecured revolving line of credit (the “Committed Line”). The obligations of the Borrower with respect to loans made pursuant to the Committed Line are evidenced by a promissory note in the original principal amount of $5,000,000.00 dated December 21, 2007 (as amended, the “Note”). Capitalized terms not hereinafter defined shall have the same meanings as set forth in the Loan Agreement.

The Borrower has requested, and the Bank has agreed, to extend the Committed Line for an additional 364-day period from the date hereof and make such other changes to the Loan Agreement as set forth below. Therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the Borrower and the Bank hereby agree as follows:

I.	Amendments to Loan Agreement. The Loan Agreement is amended as follows:

1. Section I(1) of the Loan Agreement is hereby amended by deleting the first sentence in its entirety and substituting the following therefor: “The Committed Line shall expire on December 18, 2009 (the “Expiration Date”), unless extended in the discretion of the Bank or terminated by a Borrower as provided herein.”

2. Section I(4) of the Loan Agreement is hereby amended by deleting the first sentence in its entirety and substituting the following therefor: “Principal on each outstanding Loan shall bear interest at a variable rate per annum equal to the Overnight Rate plus 0.50%.”

-Limited Access-

3. Section II(15) of the Loan Agreement is hereby amended by adding the following new definitions thereto in correct alphabetical order:

“LIBOR Business Day” shall mean any Business Day on which commercial banks are open for international business (including dealings in United States dollar deposits) in London.

“Overnight LIBOR Rate” shall mean the LIBOR fixing for United States dollars, for a period to maturity of one LIBOR Business Day, as reported by Bloomberg as the ask rate on the BTMM Page, and if such rate is then unavailable on Bloomberg, then Overnight LIBOR Rate shall mean the LIBOR fixing for United States dollars, for a period to maturity of one LIBOR Business Day as reported by Reuters as the ask or offered rate on the LIBOR01 Page, and if such rate is then unavailable, then Overnight LIBOR Rate shall mean the rate of interest per annum quoted by the Bank to leading banks in the London interbank market as the rate at which the Bank is offering United States dollar deposits in an amount equal to $1,000,000 with a maturity of one LIBOR Business Day.

“Overnight Rate” shall mean, as of any day, the higher of (a) the Federal Funds Rate as in effect on that day and (b) the Overnight LIBOR Rate as in effect on that day.

4. The Borrower has informed the Bank that The Japan Fund, Inc. has been renamed Nomura Partners Funds, Inc. Each reference in the Loan Agreement and other Loan Documents to the Company’s former name is hereby amended in each instance to refer to the new name.

II.	Miscellaneous

1. Other than as amended hereby, all terms and conditions of the Loan Agreement, the Note, and all related documents are ratified and affirmed as of the date hereof in order to give effect to the terms hereof.

2. The Company, for itself and on behalf of the Fund, represents and warrants to the Bank as follows: (a) no Default has occurred and is continuing on the date hereof under the Loan Agreement; (b) each of the representations and warranties of the Borrower contained in Section II(2) of the Loan Agreement is true and correct in all material respects on and as of the date of this letter agreement; (c) the execution, delivery and performance of this letter agreement and each of the Loan Agreement and the Note, each as amended hereby (collectively, the “Amended Documents”) (i) are, and will be, within the Borrower's power and authority, (ii) have been authorized by all necessary proceedings, (iii) do not, and will not, require any consents or approvals, including from any governmental authority, other than those which have been received, (iv) will not contravene any provision of, or exceed any limitation contained in, the by-laws, certificate or articles of incorporation or organization or other organizational documents of the Borrower any law, rule or regulation applicable to the Borrower, (v) do not constitute a default under any other agreement, order or undertaking binding on the Borrower, and (vi) to the best of the Borrower’s knowledge do not require the consent or approval of any other party other than for those consents and approvals which have been received; and (d) each of the Amended

Documents constitutes the legal, valid, binding and enforceable obligation of the Borrower except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by general equitable principles.

3. Upon receipt of a fully executed copy of this letter agreement and such other documents or instruments as the Bank may reasonably request, this letter agreement shall be deemed to be an instrument under seal and an amendment to the Loan Agreement and Note to be governed by the laws of The Commonwealth of Massachusetts.

4. This letter agreement may be executed in counterparts each of which shall be deemed to be an original document.

[The remainder of this page is intentionally left blank.]

If the foregoing is acceptable to you, please have an authorized officer of the Borrower execute this letter agreement below where indicated and return the same to the undersigned.

Very truly yours,

STATE STREET BANK AND TRUST COMPANY

By:	/s/ James Reichert
James Reichert, Vice President

Acknowledged and Accepted:

NOMURA PARTNERS FUNDS, INC. (formerly known as The Japan Fund, Inc.), on behalf of The Japan Fund

By:	/s/ William L. Givens
William L. Givens, Chief Executive Officer

-Limited Access-